Exhibit 99.3

NICE Named a Leader in Gartner’s Magic Quadrant for Workforce
 Engagement Management, Placed Highest in Ability to Execute and
 Furthest to the Right for Completeness of Vision for the Second Year

NICE improves position as a Leader in the Gartner Magic Quadrant compared to the previous year

Hoboken, N.J., February 06, 2018 – NICE (Nasdaq: NICE) today announced it has been positioned by Gartner, Inc. as a Leader in the Magic Quadrant for Workforce Engagement Management.1 The company was placed highest on the ability to execute axis and furthest to the right on the completeness of vision axis within the Leaders quadrant again this year.

“We’re proud to be the company that is placed highest for the ability to execute and furthest to the right for completeness of vision for the second year in the Magic Quadrant for Workforce Engagement Management,” said Miki Migdal, President of NICE Enterprise Product Group. “To us, Workforce Engagement is a top priority in our strategy and we believe that some of NICE’s strengths are highlighted in the report, and are the key building blocks for any organization to build a strong WEM strategy. We continue to strive to innovate while we execute on our product roadmap and consider allowing our customers to create a highly engaged workforce our most important mission. We believe our positioning in the Leaders quadrant in this Magic Quadrant by Gartner is a confirmation of our focus on enabling customers to unlock the power of information to improve business performance. It is also our belief that our acquisitions of NICE inContact and Workflex is changing the face of the Workforce Engagement Management industry, enabling the market to act smarter and respond faster.”

Leaders Quadrant Description in the Magic Quadrant for Workforce Engagement Management
“Leaders provide functionally broad and deep WEM solutions that can be deployed and supported globally. Their software is suitable for enterprises of all sizes and complexity, and they have broad industry coverage. Their revenue is strong and new references are readily available.”1

Employee Engagement
“Having truly engaged contact center employees presents an opportunity for differentiation and risk mitigation, and requires adjusting the mindset and technologies to manage agents' day-to-day roles. This vendor evaluation will help application leaders committed to this change make the right choice.”1

1Source: Gartner, “Magic Quadrant for Workforce Engagement Management,” Jim Davies, Simon Harrison, Drew Kraus, 6 February 2018.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.